UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 000-15366

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Alliance Bank, N.A. 401(k) Deferred Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alliance Financial Corporation

120 Madison Street

Syracuse, New York 13202

Telephone number: (315) 475-2100

Alliance Bank, N.A. 401(k) Deferred Profit Sharing Plan

Financial Statements and Supplemental Schedule

Report of Independent Registered Public Accounting Firm

Audit Committee

Alliance Bank, N.A. 401(k) Deferred Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Alliance Bank, N.A. 401(k) Deferred Profit Sharing Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Alliance Bank, N.A. 401(k) Deferred Profit Sharing Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as described in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ EFP Rotenberg, LLP
EFP Rotenberg, LLP
Rochester, New York
June 28, 2010

ALLIANCE BANK, N.A. 401(k) DEFERRED PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2009 and 2008

	2009	2008
ASSETS:

Investments, at fair value:
Mutual funds	$11,619,168	$8,622,932
Collective trust fund	3,082,654	3,377,262
Alliance Financial common stock	190,963	190,221
Participant loans receivable	5,497	9,988

TOTAL INVESTMENTS	14,898,282	12,200,403

Receivables:
Employer’s contribution	129,517	126,515
Employees’ contribution	—	8
Other receivable	—	1,900

TOTAL RECEIVABLES	129,517	128,423

TOTAL ASSETS	15,027,799	12,328,826

Net Assets available for benefits at fair value	15,027,799	12,328,826
Adjustment from fair value to contract value for fully benefit-responsive investments	149,655	327,907

Net Assets Available for Benefits	$15,177,454	$12,656,733

See accompanying notes to financial statements.

ALLIANCE BANK, N.A. 401(k) DEFERRED PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2009 and 2008

	2009	2008
ADDITIONS:

Additions to net assets attributed to:
Investment income:
Net appreciation (loss) in fair value of investments	$2,226,599	$(4,318,972)
Interest and dividend income	300,698	467,207

TOTAL INVESTMENT INCOME (LOSS)	2,527,297	(3,851,765)

Employer’s contributions	450,701	356,509
Employees’ contributions	1,037,395	1,108,435
Other contributions	51,688	84,292

TOTAL CONTRIBUTIONS	1,539,784	1,549,236

TOTAL NET ADDITIONS (LOSS)	4,067,081	(2,302,529)

DEDUCTIONS:

Deductions from net assets attributed to:
Benefits paid to participants	1,544,960	1,465,012
Administrative fees and expenses	1,400	575

TOTAL DEDUCTIONS	1,546,360	1,465,587

NET INCREASE (DECREASE)	$2,520,721	$(3,768,116)

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Alliance Bank, N.A. 401(k) Deferred Profit Sharing Plan, (the “Plan”) is provided only for general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of Alliance Bank, N.A. (“the Company”) who are age eighteen or older and meet eligibility and entry date requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute from 1% of their compensation up to certain annual limitations imposed by the Internal Revenue Service. Effective January 1, 2008, the Company match increased from $0.25 to $0.50 for each $1.00 contributed up to 6% of the Participant’s compensation.

Participants employed on the last day of the Plan Year, who have completed one year of service, and have met the entry date requirements will receive an employer contribution equal to 1% of their annual compensation.

Participant Accounts

The plan administrator maintains separate accounts in the name of each participant. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, (b) Plan earnings and (c) charged with an allocation of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in salary reduction contributions and rollover contributions plus actual earnings thereon. Vesting in the Company’s matching contributions, the 1% fixed contribution and discretionary contributions plus actual earnings thereon is based on years of continuous service as follows:

Years of Service	Vesting Percentage

Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Investment Options

Participants direct the investment of their contributions and contributions made on their behalf by the Company. The Plan offers investments choices considered appropriate for a retirement plan. These investments may include, but are not limited to, common and preferred stocks, which are traded on an exchange, bonds, money market instruments, mutual funds, certificates of deposit, Treasury bills or insurance contracts and offers a Brokerage Flex option. Investments are held by the investment management department of the Company, Alliance Investment Management. A brief description of the investment options follows:

Investment Choices

•	T. Rowe Price Retirement Income Fund – a mutual fund that seeks to provide current income with an emphasis on preservation of capital.

•	T. Rowe Price Retirement 2010 Fund – a mutual fund that seeks to provide current income with the opportunity for capital growth through participation in the equity markets.

•

T. Rowe Price Retirement 2020 Fund – a mutual fund that seeks to provide long-term capital growth through participation in the U.S. and international stock markets, and a limited level of current income. The fund includes significant allocations to both stock and bond investments, including foreign holdings.

•

T. Rowe Price Retirement 2030 Fund – a mutual fund that seeks to provide long-term capital growth through participation in the U.S. and international stock markets. The fund invests primarily in stocks, both domestic and foreign.

•

T. Rowe Price Retirement 2040 Fund – a mutual fund that seeks to provide long-term capital growth through participation in the U.S. and international stock markets. The fund invests exclusively in stocks, both domestic and foreign.

•

T. Rowe Price Retirement 2050 Fund – a mutual fund that seeks the highest total return over time consistent with an emphasis on both capital growth and income. The mutual fund invests in a diversified portfolio of T. Rowe Price stock and bond funds, the allocation of which will change over time in relation to its target retirement date.

•

Fidelity Money Market TR Retirement – a mutual fund that seeks as high a level of current income as is consistent with the security of principal and liquidity. The mutual fund normally invests primarily in U.S. government securities and repurchase agreements for those securities.

•

SEI Stable Asset Fund – a collective trust fund that holds primarily a diversified portfolio of stable value contracts issued by insurance companies and banks. Investments in the SEI Stable Asset Fund are not marketable securities and are reported at contract value.

•	Vanguard Total Return Bond Admiral Shares – a mutual fund that invests primarily in U.S. Treasury Bonds, Agencies, Mortgage-Backed Securities and Investment-Grade Corporate Debt.

•

Vanguard Value Index Admiral Shares – a mutual fund that seeks stocks that are priced lower than the market and other similar companies. Typically, it invests in common stocks with above-average dividend yields.

•	Vanguard S&P Index 500 Admiral Shares – a mutual fund that seeks balance of appreciation and income that most closely resembles the Standard & Poor’s 500.

•

Vanguard Growth Index Admiral Shares – a mutual fund that has an investment objective of capital appreciation. It seeks investments in domestic stocks of companies with more than $10 billion in market capitalization and has significant growth potential.

•	Vanguard Total International Stock Index Fund – a mutual fund that invests in stock of companies based outside the United States that have above-average growth potential.

•	Vanguard Mid Cap Index Fund Admiral Shares – a mutual fund that invests in common stocks of mid-size companies. These are companies with market values of less than $10 billion.

•	Vanguard Small Cap Index Fund Admiral Shares – a mutual fund that invests in common stocks of small and emerging companies. These are companies with market values of less than $1 billion.

•

Alliance Financial Common Stock – invests in the common stock of the Plan’s sponsor plus a small holding in a money market fund to facilitate transactions. This investment option is only available to former Oswego County Savings Bank Employees’ Savings and Profit Sharing Plan (“OCSB Plan”) participants who held Bridge Street common stock in the OCSB Plan at the time of that Plan’s merger into the Alliance Plan. Additional purchases of Alliance common stock are currently not allowed.

Payment of Benefits

On termination of service due to death, disability or retirement, or other reason a participant may elect to receive pension benefits in the form of lump-sum payments, installment payments over a specified period of time, life annuity or a joint and survivor annuity equal to the amount of the participant’s vested interest in his or her account.

Forfeited Accounts

At December 31, 2009 and 2008 forfeited accounts totaled $3,025 and $7,391, respectively. These accounts are used to reduce future employer contributions or plan expenses. In 2009 and 2008, employer contributions were reduced by $44,643 and $99,290 from forfeited non-vested accounts, respectively.

Participant Loans

Upon the merger of the Oswego County Savings Bank Employees’ Savings and Profit Sharing Plan in 2006, any existing participant loan balances will be repaid over the terms specified in the Oswego County Savings Bank Employees’ Savings and Profit Sharing Plan. Principal and interest is paid ratably through biweekly payroll deductions. Newly originated loans are not allowed.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, except for the SEI Stable Asset Fund, as reported on the National Security Exchanges or closing bid prices as reported by investment dealers. The SEI Stable Asset Fund is reported at contract value. Securities for which exchange quotations are not readily available are valued primarily using dealer-supplied valuations or at their fair value as determined in good faith under consistently applied procedures under the general supervision of the funds’ Board of Trustees. Shares of registered investment companies are reported at fair value based on the quoted market price of the fund which represents the net asset value of the shares held by the Plan at year-end as reported by the Investment Entity.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The cost of investments used in determining realized and unrealized gains and losses is based upon average cost.

The Plan presents in the statements of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of both realized and unrealized gains or losses on those investments.

All investments are participant directed.

The SEI Stable Asset Fund is reported in the financial statements at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. For the years ended December 31, 2009 and 2008, the average yield utilized was 3.69% and 6.44%, respectively, and the crediting interest rate to the fund was 1.40% and 3.27%, respectively.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative recordkeeping expenses are paid by the Company.

Subsequent Events

On May 28, 2009, the FASB issued ASC 855-10 (formerly: SFAS No. 165 “Subsequent Events”). ASC 855-10 provides guidance on management’s assessment of subsequent events and requires additional disclosure about the timing of management’s assessment of subsequent events. It does not significantly change the accounting requirements for the reporting of subsequent events. ASC 855-10 is effective for interim or annual financial periods ending after June 15, 2009. The Plan adopted ASC 855-10 as of December 31, 2009 and accordingly assessed subsequent events in these annual financial statements from December 31, 2009 through June 28, 2010, the date these statements were issued. The adoption of this standard did not materially impact the Plan’s financial status, changes in financial status or disclosures in the financial statements.

NOTE 3 - INVESTMENTS

The following table presents investments at December 31, 2009 and 2008. Investments that represent 5% or more of the Plan’s net assets are separately identified. All investments are participant-directed.

	2009	2008
Investments, at fair value:
Mutual Funds:
Vanguard Total Bond Market Admiral Class	$1,380,918	$1,260,307
Vanguard 500 Index Fund Admiral Class	1,795,027	1,448,282
Vanguard Growth Index Admiral Class	1,108,013	799,022
Vanguard Value Index Fund Admiral Class	937,625	740,481
Vanguard Total International Stock Index	886,063	*
T. Rowe Price Retirement 2020	1,574,222	1,003,958
Other Mutual Funds	3,937,300	3,370,882
SEI Stable Asset Fund	3,082,654	3,377,262
Alliance Financial Common Stock	190,963	190,221
Participant Loans Receivable	5,497	9,988

Total Investments	$14,898,282	$12,200,403

*	Investment was less than 5% of the Plan’s net assets at December 31, 2008 and was included in Other Mutual Funds.

NOTE 4 - PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The participant’s account balance will be distributed in the form of an immediate or deferred annuity, lump-sum payment, or installment payments.

NOTE 5 - TAX STATUS

During 2008, the Company adopted an Internal Revenue Service (“IRS”) approved prototype plan. The adoption of the prototype plan no longer requires an individual determination letter from the IRS.

NOTE 6 - RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of Alliance Financial Corporation common stock, and therefore, these transactions qualify as party-in-interest transactions. Participant loans also qualify as party-in-interest transactions. Alliance Bank, N.A. is the custodian of the Plan.

NOTE 7 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the exchange price that would be received from an asset paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds – Valued at the net asset value of shares held by the plan at year end.

Common stock – Valued at the closing price reported on the active market on which the individual securities are traded.

Participant loans – Valued at amortized cost, which approximates fair value.

Collective trust fund – Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Assets measured at fair value are summarized below:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds	$11,619,168	$—	$—	$11,619,168
Common stock	190,963	—	—	190,963
Guaranteed investment contract	—	3,082,654	—	3,082,654
Participant loans	—	—	5,497	5,497

Total assets at fair value	$11,810,131	$3,082,654	$5,497	$14,898,282

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$8,622,932	$—	$—	$8,622,932
Common stock	190,221	—	—	190,221
Guaranteed investment contract	—	3,377,262	—	3,377,262
Participant loans	—	—	9,988	9,988

Total assets at fair value	$8,813,153	$3,377,262	$9,988	$12,200,403

The following table is a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2009 and 2008:

	Participant loans
	2009	2008
Beginning Balance	$9,988	$14,336
Payments	(4,491)	(4,348)

Ending Balance	$5,497	$9,988

ALLIANCE BANK, N.A. 401(k) DEFERRED PROFIT SHARING PLAN

SCHEDULE H, LINE 4i, SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

EIN:	15-0405885
PLAN:	002

(a)	(b) Identity of Issue	(c) Description of Investment	(e) Current Value

	Fidelity	Flex Brokerage	$363,973
	Fidelity	Fidelity Retirement Govt. Money Market	84,373
	*Alliance Financial	Corporate Common Stock	190,963
	Vanguard	500 Index Fund Admiral	1,795,027
	Vanguard	Growth Index Admiral Class	1,108,013
	Vanguard	Mid-Cap Index	706,399
	Vanguard	Small-Cap Index Admiral Class	617,292
	Vanguard	Value Index Fund Admiral	937,625
	Vanguard	Total International Stock Index	886,063
	Vanguard	Total Bond Market Admiral Class	1,380,918
	SEI	SEI Stable Asset Fund	3,232,309
	T. Rowe Price	T. Rowe Price Retirement Inc	514,075
	T. Rowe Price	T. Rowe Price Retirement 2010	400,078
	T. Rowe Price	T. Rowe Price Retirement 2020	1,574,222
	T. Rowe Price	T. Rowe Price Retirement 2030	585,018
	T. Rowe Price	T. Rowe Price Retirement 2040	659,700
	T. Rowe Price	T. Rowe Price Retirement 2050	6,392
	*Participant Loans	Interest Rate 6.25% - 9.00%	5,497

*	Indicates a party-in-interest as defined in the Employee Security Act of 1974

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Alliance Bank, N.A. 401(k) Deferred Profit Sharing Plan

Date: June 28, 2010	By:	/s/ Colleen K. Lefeve
Colleen K. Lefeve
Plan Administrator
Senior Vice President, Human Resources

Date: June 28, 2010	By:	/s/ J. Daniel Mohr
J. Daniel Mohr
Executive Vice President & Chief Financial Officer